RACKWISE, INC.

2365 Iron Point Road, Suite 190

Folsom, CA 95630

April 16, 2012

VIA EDGAR

United States

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	Katherine Wray
Division of Corporation Finance

Re:	Rackwise, Inc. (f/k/a Visual Network Design, Inc.)
Registration Statement on Form S-1
Filed January 17, 2012
File No. 333-179020

Ladies and Gentlemen:

On behalf of Rackwise, Inc., a Nevada corporation (the “Company,” “we,” “us” or “our”), we submit the following responses to the comments of the Staff of the Securities and Exchange Commission as set forth in your letter dated February 14, 2012 (the “Comment Letter”), addressed to Guy Archbold, Chief Executive Officer of the Company, relating to the above-captioned Registration Statement on Form S-1 filed by the Company on January 17, 2012 (the “Form S-1”). Set forth below are the Staff’s comments, indicated in bold, together with the responses thereto by the Company.

General

1.	We note that your website <www.rackwise.com> identifies as your “clients” a number of well-known companies, including General Electric Company, Federal Express, AT&T and Bed Bath & Beyond, as well as government agencies, including the U.S. Securities and Exchange Commission. In your response letter, please briefly describe your relationship with the Rackwise clients identified on your website. In this regard, tell us whether they are, or have been in the past, paying customers. If not, explain how you consider them to be clients of the company.
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The clients listed on the Company’s website have purchased or subscribed to the use of proprietary datacenter management software, software maintenance, and/or professional services offered by the Company.  These customers have obtained our goods and services through a direct Software License Agreement (SLA) and subsequent Purchase Order (PO), through a subscription to a hosted version of our product (SaaS), or through a purchase order with one of our value added resellers.  In all of these transactions, the Company receives cash compensation for the products and services, and therefore, the clients are considered paying customers.

2.	Please update your financial statements through December 31, 2011. Refer to Rule 8-08(b) of Regulation S-X. Related information throughout the prospectus, including in Management’s Disclosure and Analysis, should be revised accordingly.

We have updated our financial statements through December 31, 2011 and revised the related information in the prospectus, including in Management’s Disclosure and Analysis, accordingly.

3.	You disclose throughout your registration statement that the company recently completed a private placement in January 2012. You do not appear to have filed a current report pursuant to Item 3.02 of Form 8-K with respect to this unregistered issuance, however. Please advise, and ensure that in connection with any future unregistered issuances, the company provides the disclosure called for by Item 3.02 in a timely manner.

We acknowledge our failure to file a current report on Form 8-K with respect to the issuances in connection with the private placement completed in January 2012. The relevant disclosure was included in the Form S-1. In connection with any future unregistered issuance, we will provide the disclosure called for by Item 3.02 in a timely manner.

4.	Certain of your warrant agreements provide for an adjustment of the warrant exercise price in the event that the company issues additional shares below a specified price during the exercise period. In this regard, we refer to Section 3(d) of the forms of warrants filed as Exhibits 4.2 through 4.4 to your Form 8-K filed September 27, 2011. Accordingly, please revise disclosure throughout the filing to ensure that it accurately describes the partial-ratchet pricing adjustment provision of your outstanding warrants. In particular, you should expand the description of your securities beginning on page 55 to describe clearly the price protection afforded the warrant holders in the event that the company issues stock at a price lower than the price specified in the applicable warrant. We note that the current disclosures regarding your “merger warrants,” “investor warrants,” ‘‘broker warrants,” and “consultant warrants” on pages 56 through 58 suggest that the exercise price of each such warrant is fixed. Refer to Item 202 of RegulationSK. Please make similar changes throughout the filing to indicate consistently that the exercise prices of your warrants are subject to adjustment, to the extent applicable.
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The disclosure appearing at the end of the second paragraph and the middle of the fourth paragraph under the heading “Description of Investor Warrants” on page 59 already addresses the fact that the exercise price of the warrants is subject to adjustment under various circumstances including issuances of equity securities at prices below $0.25 and $0.375, respectively. Notwithstanding the foregoing, we have revised the disclosure under the heading “Issued and Outstanding Capital Stock on page 58 to indicate that the referenced warrant exercise prices are subject to adjustment as the result of weighted average anti-dilution protection.

5.	In addition, please expand your risk factor disclosure to describe the risks to current shareholders and potential investors that are presented by the partial-ratchet exercise price adjustment feature of certain of your outstanding warrants.

We have expanded our risk factor disclosure under “You may experience dilution of your ownership interests because of the future issuance of additional share of our common stock” to discuss the risks presented by the partial-ratchet exercise price adjustment feature of the related warrants.

Prospectus Cover Page

6.	The opening paragraph states, on the one hand: “This prospectus relates to the sale of up to 40,803,384 issued and outstanding shares of our common stock...;” but the following sentence states that 12,222,930 of these shares are issuable upon exercise of outstanding warrants. Please revise these disclosures for consistency.

We have revised the disclosure to remove the inconsistency.

Summary, page 2

7.	Please revise the filing generally, and the summary in particular, to eliminate repetitive disclosure throughout your prospectus. In this regard, we note that your summary discusses your November 2011 and January 2012 private placements three times. Revise to ensure your disclosure is consistent with the principles set forth in Rule 421(b) of Regulation C.
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We have revised the prospectus to eliminate repetitive disclosure.

Capital Needs, page 4

8.	You do not appear to discuss the company’s capital needs under this heading. Instead, the disclosure here focuses on proceeds from the company’s recent private placements. Please revise.

We have revised the disclosure to include discussion of the Company’s capital needs.

9.	Please provide support for the following assertion: “With the proceeds from these offerings, we believe that we have enough cash on hand to achieve profitability by October 2012.” As you are aware, you must be able to provide reasonable support for all claims made in the filing.

We have removed this assertion from the prospectus.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Revenue Recognition, page 33

10.	We refer to your response to comment 7 in your letter filed January 9, 2012, relating to your amended Form 8-K filed November 16, 2011. We note the related revised disclosures in your Form S-1. Please expand your multiple element arrangements disclosures to incorporate the items included in FASB ASC 605-25-50-2.

The multiple element arrangements disclosures have been expanded to incorporate the items included in FASB ASC 605-25-50-2.

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Description of Business

Strategic Agreements, page 36

11.	Please revise to disclose more clearly the rights and obligations of the parties pursuant to your strategic agreements with Intel Corporation. In this regard, for example, clarify whether you received any monetary payment or other consideration in connection with your entry into the agreements, and describe Intel’s contractual obligations to the company, including any significant payment obligations, going forward. Please also tell us what consideration you gave to filing the agreements with Intel as exhibits to the registration statement pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

We have revised the disclosure related to our November 2011 agreements with Intel Corporation (the “Intel Agreements”) to disclose more clearly the rights and obligations of the parties. Therein, we have attempted to clarify that the significance of the Intel Agreements is not presently quantifiable on a monetary basis, as they do not provide for or insure any significant payments, but rather, our expectations that the Intel Agreements and the collaborative arrangement provided for thereunder will result in the development of a superior Data Center Management software product which we expect to provide us with a competitive advantage in the data center infrastructure management “suite” segment of the market. Although we believe the potential impact of the Intel Agreements, collectively, to be both significant and material, we do not believe that any of the Intel Agreements, individually, is material. Accordingly, we have determined not to file any of the Intel Agreements as exhibits to the registration statement pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Executive Compensation

Summary Compensation Table, page 48

12.	There appear to be a number of blank entries in your summary compensation table in the rows setting forth the 2011 compensation for Messrs. Archbold and DeMoss. Please revise or advise.

We have revised the summary compensation table to fill in the blank entries.

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Certain Relationships and Related Transactions

Placement Agent, page 52

13.	Please briefly describe the relationship between Gottbetter Capital Markets, LLC, your placement agent, and Gottbetter & Partners LLP, your counsel who has provided the legality opinion with respect to the shares being registered for resale. In this regard, we note that it appears from their respective websites <www.gottbetter.com and www.gotbetter.capital.com that these two entities are affiliated. To the extent that Gottbetter Capital Markets is a related party of Rackwise’s as a result of the equity issuances made to it, please tell us what consideration you gave to discussing your relationship and transactions with Gottbetter & Partners in this section as well. Refer to Item 404(d)(1) of Regulation S-K. In addition, please tell us what consideration you gave to discussing under the heading “Experts” on page 59 any interest in Rackwise that Gottbetter & Partners may have as a result of the warrants issued to Gottbetter Capital Markets. Refer to Item 509 of Regulation S-K.

Adam S. Gottbetter is the owner of Gottbetter & Partners, LLP (“G&P”) and Gottbetter Capital Markets, LLC (“GCM”). Adam S. Gottbetter and/or another affiliate of Mr. Gottbetter own securities of the Company. G&P has been retained by the Company as its corporate and securities counsel, subject to an executed engagement agreement between the Company and G&P. GCM acted as a placement agent for the recently completed private placement offerings of the Company’s securities and received placement agent fees in accordance with executed placement agent agreements.

Neither G&P nor GCM is a related party of the Company as a result of the equity issuances made to GCM; therefore, we have removed references to GCM from the heading “Certain Relationships and Related Transactions” in the prospectus. We have included, however, a brief statement under the heading “Legal Matters” describing the connection between G&P and GCM, consistent with Item 509 of Regulation S-K.

Plan of Distribution, page 53

14.	You disclose on the top of page 54 that the selling stockholders may sell shares under Rule 144 under the Securities Act, rather than under the prospectus. Please expand this disclosure to discuss the limitations set forth in Rule 144(i) with respect to resales of shares of former shell companies, as you discuss in your risk factor at the top of page 10.
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We have expanded the disclosure to discuss the limitations set forth in Rule 144(i) with respect to resales of shares of former shell companies.

Condensed Consolidated Financial Statements - December 31, 2010 and 2009

Notes to Financial Statements

15.	Please tell us what consideration you gave to providing earnings per share disclosures for the years ended December 31, 2010 and 2009. Refer to FASB ASC 260-10-50-1. In addition, please tell us what consideration you gave to providing earnings per share amounts on the face of your statements of operations. Refer to FASB ASC 260-10-45-1 through 45-8.

The applicable disclosure has been added per FASB ASC 260-10-50-1 and FASB ASC 260-10-45-1 through 45-8.

Note 5 - Intangible Assets, page F-13

16.	We refer to your response letter filed January 9, 2012, relating to your amended Form 8-K filed November 16, 2011. Your response to comment 13 is unclear to us in that your footnote disclosure in the Form S-1 does not discuss the nature of the acquisitions made in the respective periods. As such, please expand your footnote disclosure in the Form S-1 to discuss the nature of the acquisition of your intangible assets in 2010 and your interim period ended September 30, 2011. Refer to FASB ASC 350-30-50-1.

The applicable footnore disclosures have been updated in accordance with ASC 350-30-50-1.

Unaudited Condensed Consolidated Financial Statements – September 30, 2011 and 2010

Note 13 - Subsequent Events, page F-53

17.	Your disclosure on page 2 indicates that in November 2011, you completed a private placement offering which you sold an aggregate of approximately 20,311,000 units for gross proceeds of approximately $5,078,000. This disclosure does not appear to be consistent with your subsequent events footnote disclosures. In this regard, we note your disclosure on page F-53, that subsequent to September 30, 2011, you sold an aggregate of 7,763,494 units resulting in $1,940,874 of aggregate gross proceeds. Please advise or revise as appropriate. Similar disclosures are noted on pages 3, 4, 23, 31 and 35.
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In as much as the disclosure pertained to the unaudited condensed consolidated financial statements, we have revised the document where appropriate.

Exhibit 5.1. Legality Opinion

18.	The legality opinion currently states that all of the shares being registered for resale “are validly issued, fully paid and non-assessable.” The foregoing appears inaccurate with respect to the shares being registered for resale that are issuable pursuant to the exercise of warrants. Accordingly, please have counsel file a revised opinion that clarifies whether the shares to be issued pursuant to the warrants, when exercised in accordance with the terms of the applicable warrant, will be validly issued, fully paid and nonassessable.

We are filing a revised opinion of counsel to clarify that the shares to be issued pursuant to the warrants, when exercised in accordance with the terms of the applicable warrant, will be validly issued, fully paid and nonassessable.

* * * * *

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure of the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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We believe that the responses contained in this letter as reflected in Amendment No. 2 to Form S-1 of the Company being filed in conjunction with this letter, will be considered by the Staff to be satisfactory responses to the comments contained in the Comment Letter.

If the Staff has any questions or comments with respect to our responses, please contact me at (888) 818-2385.

Sincerely yours,

Rackwise, Inc.

/s/ Guy A. Archbold
Chief Executive Officer

cc:	Ryan Rohn
Stephen Krikorian
Barbara C. Jacobs

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